UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 12)

Under the Securities Exchange Act of 1934

GOLD STANDARD VENTURES CORP.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

380738104

(CUSIP Number)

Robert A. Grauman, Esq. Baker & McKenzie LLP 452 Fifth Avenue New York NY 10018 (212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 380738104

1.	Names of Reporting Persons.
FCMI PARENT CO.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

NOVA SCOTIA, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
330,000
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
330,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

330,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

0.1%
14.	Type of Reporting Person

CO
2

CUSIP No. 380738104

1.	Names of Reporting Persons.
NOTTINGHAM INVESTMENT CORPORATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

NOVA SCOTIA, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
30,163,966
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
30,163,966
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

30,163,966

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

11.6%
14.	Type of Reporting Person

CO
3

CUSIP No. 380738104

1.	Names of Reporting Persons.
ALBERT D. FRIEDBERG
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
30,493,966
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
30,493,966
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

30,493,966

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

11.7%
14.	Type of Reporting Person

IN
4

The Statement on Schedule 13D filed on January 3, 2012 by FCMI Parent Co. (“FCMI”), Albert D. Friedberg and the Nancy Friedberg Family Trust, as amended by Amendment No. 1 filed June 13, 2012, Amendment No. 2 filed June 27, 2012, Amendment No. 3 filed March 10, 2014, Amendment No. 4 filed September 9, 2014, Amendment No. 5 filed February 4, 2015 by FCMI and Mr. Friedberg, Amendment No. 6 filed February 10, 2015, Amendment No. 7 filed May 21, 2015, Amendment No. 8 filed February 12, 2016, Amendment No. 9 filed November 1, 2016, Amendment No. 10 filed July 17, 2017 and Amendment No. 11 filed February 28, 2018 (as so amended, the “Statement”), relating to the common stock, without par value (the “Common Stock”) of Gold Standard Ventures Corp., a corporation organized under the laws of British Columbia, Canada (the “Issuer”), is hereby further amended with respect to the matters set forth below in this Amendment No. 12. Capitalized terms not otherwise defined herein have the meanings set forth in the Statement.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended by the addition of the following information:

Commencing with the filing of this Schedule 13D (Amendment No. 12), “Filing Persons” shall mean FCMI, Mr. Friedberg, and Nottingham Investment Corporation (“NIC”). NIC is a Nova Scotia, Canada corporation having its registered office at 1959 Upper Water Street, Suite 900, Halifax, Nova Scotia B3J 3N2 and principal business office at Suite 250, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3. NIC’s principal business is management of its own investments as part of the investment activities of the Friedberg family.

The sole directors and officers of NIC are Mr. Friedberg (director and President) and Mrs. Nancy Friedberg (director and Secretary). For the information regarding Mr. Friedberg required by this Item 2, see the Filing Persons’ Schedule 13D as originally filed. Mrs. Friedberg is a Canadian citizen. Her principal occupation is corporate director, and her business address is c/o FCMI.

During the last five years, neither NIC nor to its knowledge, any of its directors or officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor was any of them a party to a civil proceeding of a United States judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by the addition of the following information:

NIC acquired the Common Stock of the Issuer owned directly by it from FCMI in the internal reorganization described in Item 4 of this Schedule 13D (Amendment No. 12) in exchange for the issuance of non-voting class A preferred shares of NIC to FCMI. NIC did not pay any cash consideration for such Common Stock.

For information regarding the source and amount of funds used by the other Filing Persons to acquire the Issuer’s Common Stock, see Item 3 of their Schedule 13D, as amended through Amendment No. 11.

5

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by the addition of the following information:

In connection with an internal reorganization effected by FCMI with respect to its holdings of the Issuer’s Common Stock, FCMI contributed 30,163,966 shares of Common Stock to NIC in exchange for the issuance of 1,000,000 non-voting class A preferred shares of NIC to FCMI. Prior to the reorganization, Albert Friedberg held 1,000 special voting shares of NIC and a trust for the benefit of Mr. Friedberg’s family held one common share. Upon consummation of the reorganization, through his ownership of the special voting shares of NIC, Mr. Friedberg held 99.9% of the voting power of NIC and the aforementioned family trust held the remaining voting power.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

On the date of this Schedule 13D (Amendment No. 12), the Filing Persons are the beneficial owners of a total of 30,493,966 shares of Common Stock, constituting 11.7% of the outstanding Common Stock. All shares beneficially owned by the Filing Persons are presently outstanding. Of such 30,493,966 shares, 30,163,966 and 330,000 shares are owned directly by NIC and FCMI, respectively. Mr. Friedberg, directly through his ownership of the special voting shares of NIC and through his control over FCMI shares held by members of his family and trusts for the benefit of members of his family, may be considered the beneficial owner of all of the Common Stock owned by NIC and FCMI. Except for such beneficial ownership by Mr. Friedberg, none of the directors or officers of FCMI or NIC beneficially owns any Common Stock.

The beneficial ownership percentage of the Filing Persons has been calculated as a percentage of 259,809,678 shares of Common Stock outstanding, as disclosed in the Issuer’s Management’s Discussion and Analysis for the nine months ended September 30, 2018. The decrease in the Filing Persons’ beneficial ownership from 12.1% of the outstanding Common Stock, as most recently reported by the Filing Persons in their Schedule 13D (Amendment No. 11), to 11.7% of the outstanding Common Stock, as set forth herein, results solely from a higher total number of shares of Common Stock outstanding on the date of this Schedule 13D (Amendment No. 12). Except for FCMI’s transfer of the Issuer’s Common Stock to NIC in the reorganization described in Item 4, none of the Filing Persons, and none of the officers or directors of NIC or of FCMI, has effected any transactions in the Common Stock in the 60 days preceding the filing of this Amendment No. 12.

Item 7.	Material to be filed as Exhibits

Exhibit	Agreement
99.7	Joint Filing Agreement (filed herewith).
6

 Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2018

FCMI PARENT CO.

By:	/s/ Dan Scheiner
Name: Dan Scheiner
Title: Vice President

NOTTINGHAM INVESTMENT CORPORATION

By:	/s/ Albert D. Friedberg
Name: Albert D. Friedberg
Title: President

ALBERT D. FRIEDBERG, individually

/s/ Albert D. Friedberg
Name: Albert D. Friedberg